Exhibit 99.1

GH Research Announces Publication of Phase 2a Postpartum Depression Results

Dublin, Ireland, June 4, 2026 – GH Research PLC (Nasdaq: GHRS) today announced the publication of the full results from its Phase 2a trial in postpartum depression (PPD) and the acceptance of two oral presentations at the 37th World Congress of Neuropsychopharmacology (CINP 2026).

The peer-reviewed article, titled “Inhaled Mebufotenin (GH001) for Adult Patients with Postpartum Depression: A Phase 2a Open-Label Clinical Trial,” has been published in The Journal of Clinical Psychiatry (DOI: 10.4088/JCP.25m16284). The article reports the full results from the Phase 2a, single-arm, open-label trial, which enrolled 10 adult women with PPD. Key results:

●	Primary endpoint met: Mean Montgomery–Åsberg Depression Rating Scale (MADRS) reduction of -35.4 points from baseline to Day 8 (P<0.0001)

●	100% of patients (10/10) achieved remission (MADRS total score ≤10) within two hours of dosing, sustained through Day 8

●	Improved maternal functioning: Mean 34.1-point (56%) increase on the Barkin Index of Maternal Functioning at Day 8

●	Well-tolerated: No serious adverse events; all treatment-emergent adverse events mild or moderate; no treatment-emergent suicidal ideation or behavior

●	An analysis of breast milk supports a treatment strategy with only a brief interruption of breastfeeding around GH001 dosing

“To our knowledge, this is the first published clinical trial of a psychedelic-based therapeutic specifically in postpartum depression, and the rapid remission achieved by all patients within hours of a single-day inhaled treatment, sustained through Day 8 with a favorable safety profile and only brief interruption of breastfeeding, is encouraging for a population that needs additional rapid-acting therapeutic options. These findings support further investigation of inhaled mebufotenin in larger, randomized, placebo-controlled trials in postpartum depression,” said Kristina M. Deligiannidis, MD, of the Feinstein Institutes for Medical Research at Northwell Health.

The Company also announced that two featured communications have been accepted for oral presentation at CINP 2026, to be held June 26–29, 2026 in Glasgow, United Kingdom. Both present data from the Phase 2b GH001-TRD-201 trial of GH001 in treatment-resistant depression (TRD).

Details:

Featured Communication (Oral Presentation)

Presentation Title: Rapid Antidepressant Effects of Inhaled GH001 in Treatment-Resistant Depression: Results from a Phase 2b, Double-Blind, Randomized Controlled Trial With 6-Month Follow-Up

Presenting Author: Wiesław J. Cubała, MD, PhD, Medical University of Gdańsk, Gdańsk, Poland

Date and Time: Saturday, June 27, 2026, 12:30–12:45 BST

Featured Communication (Oral Presentation)

Presentation Title: Safety and Tolerability Results from a Phase 2b, Double-Blind Trial With an Open-Label Extension of GH001 in Treatment-Resistant Depression

Presenting Author: Bernhard T. Baune, MD, PhD, MPH, MBA, FRANZCP, University of Münster, Münster, Germany

Date and Time: Sunday, June 28, 2026, 12:15–12:30 BST

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with TRD.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a MADRS reduction from baseline of -15.5 points compared with placebo on Day 8 (P<0.0001), we believe that GH001 has the potential to change the way TRD is treated today.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding the therapeutic potential of mebufotenin and GH001; strategies and prospects for our business; our plans and expectations for the continued clinical development of GH001 in PPD, TRD and other indications; the timing of scientific publications and presentations; and the development and therapeutic potential of mebufotenin and GH001, are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the risk that preliminary results from small, open-label, proof-of-concept trials, including our Phase 2a trial of GH001 in PPD, may not be predictive of, or replicated in, larger, randomized, placebo-controlled trials; the risk that we may not initiate or complete further clinical development of GH001 on the timelines we are targeting or at all; the risk that future clinical trials of GH001 are placed on clinical hold by the FDA or fail to enroll on the timelines we are targeting; risks relating to adverse public perception of mebufotenin and other psychedelic or controlled substances and their classification under the Controlled Substances Act; and those other risks described in our filings with the U.S. Securities and Exchange Commission from time to time. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations

Julie Ryan
GH Research PLC
investors@ghres.com